Brian C. Daughney, Esq. bdaughney@bplegal.com Phone: (212) 599-3322 ext 25119 45 Broadway, 17th Floor New York, New York 10006

January 19, 2021

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn.:	Division of Corporation Finance
Office of Real Estate & Construction

Re:	Venus Acquisition Corporation Registration Statement on Form S-1 Filed December 18, 2020
File No. 333-251507

Ladies and Gentlemen:

We provide the responses below to your comment letter of December 29, 2020 regarding the S-1 filing by Venus Acquisition Corporation. For ease of reference, we include the Staff comment received with our response.

Registration Statement on Form S-1 filed December 18, 2020 General

1.	We note that the time to complete the initial business combination may be extended by 9 months. Please revise the prospectus cover page to provide clear disclosure of the ability to extend the time period subject to the sponsor depositing additional funds into the trust account. Please also provide clear disclosure throughout the prospectus that investors will not have the ability to vote on or receive redemptions in connection with the extension. In addition, we note the disclosure on page 10 that the terms of the loan from the sponsor that will be used to deposit the funds into the trust have not been negotiated. Please provide clear disclosure throughout, including on the cover page, clarify the terms that have not been negotiated and add risk factor disclosure. Lastly, provide clear disclosure that this provision is different from the traditional SPAC and add clear risk factor disclosure.

Response

We have revised the registration statement in numerous places in response to Staff’s comment. Please note the changes reflected at the cover page and at pages 4,10, 31,84, 87 and 114 and the risk factor at page 28.

2.	We reissue comment 1. We note the disclosure on pages 4, 14 and 75 that Nasdaq rules require that the initial business combination have an aggregate fair market value of at least 80% of the value of the assets held in the trust account. We also note the risk factor on page 29 that Nasdaq may delist your securities from trading on its exchange. Please revise the disclosure throughout the prospectus to clarify, if true, that the 80% test would no longer apply if you are delisted from Nasdaq and add appropriate risk factor disclosure.

Response

In response to Staff’s comment, we have revised the disclosure at pages 4, 14, 78, 80 and the risk factor at pages 32-33.

3.	We note your risk factor discussion is greater than fifteen pages. Please revise to provide a section with a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal factors that make an investment in the registrant or offering speculative or risky. See Item 105(b) of Regulation S-K. Please also revise the risk factors section consistent with Item 105(a), including applicable headings.

Response

In response to Staff’s comment we have included in the Amendment a summary of risk factors at page 24.

Signatures, page II-5

4.	Please revise to identify the individuals signing in the capacities of your principal executive officer, principal financial officer and principal accounting officer or controller. Refer to Instruction 1 to Signatures on Form S-1.

Response

We have revised the capacities of those signing the registration statement per Staff’s comment.

Thank you for your assistance in this matter. Please contact the undersigned with any questions or further comments.

Sincerely,

/s/ Brian C. Daughney
Brian C. Daughney, shareholder

cc:	Bill Hou, Esq.
Jonathan Burr, SEC Staff

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